

June 4, 2015

Via E-mail
Mr. Kenneth A. Steele
Chief Financial Officer
Hatteras Financial Corp.
751 W. Fourth Street, Suite 400
Winston-Salem, NC 27101

> **Re:** **Hatteras Financial Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 24, 2015**
> **File No. 1-34030**

Dear Mr. Steele:

We have reviewed your May 21, 2015 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 13, 2015 letter.

<u>Consolidated Statements of Comprehensive Income, page F-4</u>

1. We note your response to prior comment 2. As discussed in ASC 260-10-45-2, per-share information relating to income from continuing operations and net income is required on the face of the income statement. Further, ASC 260-10-45-5 states that per-share amounts not required to be presented by this Subtopic shall be disclosed only in the notes to the financial statements. Therefore, please revise future filings to remove this measure from the face of your consolidated statements of comprehensive income.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3446 with any questions.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Branch Chief